SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 23, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

9 Managers' transaction notifications

1 (2)

23.5.2022

Nokia Corporation
Managers’ transactions
23 May 2022 at 16:00 EEST

Nokia Corporation - Managers' transactions (Sahgal)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Sahgal, Raghav

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15417/5/4

____________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 957 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 957 Volume weighted average price: 4.6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

23.5.2022

Inquiries:
Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation
Managers’ transactions
23 May 2022 at 15:00 EEST

Nokia Corporation - Managers' transactions (Abou-Khalil)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Abou-Khalil, Nassib

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15408/5/4

____________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 293 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 293 Volume weighted average price: 4. 6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

23.5.2022

Inquiries:
Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation
Managers’ transactions
23 May 2022 at 15:00 EEST

Nokia Corporation - Managers' transactions (Batra)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Nishant Batra

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15393/5/4

____________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 1347 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 1347 Volume weighted average price: 4.6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

23.5.2022

Inquiries:
Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation
Managers’ transactions
23 May 2022 at 15:30 EEST

Nokia Corporation - Managers' transactions (Corker)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Corker, Ricky

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15411/5/4

____________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 792 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 792 Volume weighted average price: 4.6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

23.5.2022

Inquiries:
Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation
Managers’ transactions
23 May 2022 at 15:30 EEST

Nokia Corporation - Managers' transactions (Guillén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15414/5/4

____________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 723 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 723 Volume weighted average price: 4.6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

23.5.2022

Inquiries:

Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation

Managers’ transactions

23 May 2022 at 11:15 EEST

Nokia Corporation - Managers' transactions (Martikainen)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Martikainen, Piia Susanna

Position: Closely associated person

(1):Person Discharging Managerial Responsibilities In Issuer

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15390/8/4

____________________________________________

Transaction date: 2022-05-19

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 5 Unit price: 4.5533 EUR

Aggregated transactions

(1): Volume: 5 Volume weighted average price: 4.5533 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

2 (2)

23.5.2022

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone. +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation
Managers’ transactions
23 May 2022 at 16:00 EEST

Nokia Corporation - Managers' transactions (Schoeb)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Schoeb, Melissa

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15418/5/4

____________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 113 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 113 Volume weighted average price: 4.6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

23.5.2022

Inquiries:
Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation
Managers’ transactions
23 May 2022 at 16:00 EEST

Nokia Corporation - Managers' transactions (Ton)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Ton, Nu Doan Trang

Position: Closely associated person

(1):Person Discharging Managerial Responsibilities In Issuer

Name: Corker, Ricky

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15420/5/4

____________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 34 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 34 Volume weighted average price: 4.6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

2 (2)

23.5.2022

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:
Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

1 (2)

23.5.2022

Nokia Corporation

Managers’ transactions

23 May 2022 at 16:00 EEST

Nokia Corporation - Managers' transactions (Werner-Dietz)

Transaction notification under Article 19 of EU Market Abuse Regulation.

_________________________________________________

Person subject to the notification requirement

Name: Werner-Dietz, Stephanie

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 15421/5/4

_________________________________________________

Transaction date: 2022-05-20

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 112 Unit price: 4.6196 EUR

Aggregated transactions

(1): Volume: 112 Volume weighted average price: 4.6196 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

23.5.2022

Inquiries:
Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate